

Mailstop 3233

October 19, 2016

VIA E-MAIL
Mr. William M. Wagner
Chief Financial Officer
CareTrust REIT, Inc.
905 Calle Amanecer, Suite 300
San Clemente, CA 92673

Re: **CareTrust REIT, Inc.**
Form 10-K for the fiscal year ended December 31, 2015
Filed February 11, 2016
File No. 001-36181

Dear Mr. Wagner:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 31

1.   Please revise future periodic filings to disclose the tax status of distributions per unit pursuant to Rule 3-15(c) of Regulation S-X.

Schedule III – Real Estate and Accumulated Depreciation, page F-35

2.   Please revise future periodic filings to disclose the aggregate costs of your real estate assets for Federal income tax purposes pursuant to footnote 6 to Rule 12-28 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3468 with any questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities